UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2019

Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Endava Announces Results of Annual General Meeting
Endava plc (NYSE: DAVA or the “Company”) hereby provides notification that, at the Annual General Meeting of the Company held on December 9, 2019, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results are in line with the recommendations that were made by the Board of Directors. All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

	Ordinary Resolution	Votes For	%	Votes Against	%	Votes Total	Votes Withheld
1	To receive and adopt the Company’s annual accounts for the financial year ended 30 June 2019 and the associated reports of the Directors and auditors.	222,900,776	100.00	515	—	222,901,291	5,582
2	To approve the remuneration report of the directors of the Company set out on pages 60 to 67 (inclusive) of the 2019 Annual Report and Accounts.	218,654,928	99.99	22,745	0.01	218,677,673	4,229,200
3	To approve the Directors’ remuneration policy set out on pages 52 to 59 (inclusive) of the 2019 Annual Report and Accounts, which will take effect immediately after the end of the AGM.	218,221,138	99.79	456,515	0.21	218,677,653	4,229,220
4	To re-appoint KPMG LLP as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the AGM of the Company to be held in 2020 and to authorise the Directors to fix the auditors’ remuneration.	222,905,042	100.00	855	—	222,905,897	976
5	To re-elect Mr. J Cotterell as a Director.	222,859,377	99.98	46,501	—	222,905,878	995
6	To re-elect Mr. M Thurston as a Director.	222,314,009	99.79	464,709	0.21	222,778,718	128,155
7	To re-elect Mr. A Allan as a Director.	222,850,260	99.98	55,608	0.02	222,905,868	1,005
8	To re-elect Mr. B Druskin as a Director.	222,894,656	99.99	11,212	0.01	222,905,868	1,005
9	To re-elect Mr. M Kinton as a Director.	218,495,610	98.08	4,283,108	1.92	222,778,718	128,155
10	To re-elect Mr. D Pattillo as a Director.	218,117,399	97.91	4,661,319	2.09	222,778,718	128,155
11	To re-elect Mr. T Smith as a Director.	222,870,663	99.98	35,205	0.02	222,905,868	1,005
12	To elect Ms. Sulina Connal as a Director.	222,902,731	100.00	3,057	—	222,905,788	1,085
The full text of each resolution passed at the Annual General Meeting held on Monday, December 9, 2019 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at investors.endava.com/financials-and-filings/AGM

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 10, 2019	By:	/s/ John Cotterell
		Name:	John Cotterell
		Title:	Chief Executive Officer